                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)1

                              EMPIRE RESORTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   292052 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

      Scott A. Kaniewski                    Robert H. Friedman, Esq.
     Empire Resorts, Inc.         Olshan Grundman Frome Rosenzweig & Wolosky LLP
   707 Skokie Boulevard                        Park Avenue Tower
         Suite 600                            65 East 55th Street
Northbrook, Illinois 60062                 New York, New York 10022
       (847) 418-3804                            (212) 451-2300

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                November 12, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 18 Pages)

--------

1      The  remainder  of this cover  page  shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

---------------------------                            -------------------------
CUSIP No. 292052 10 7                   13D               Page 2 of 18 pages
---------------------------                            -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     WATERTONE HOLDINGS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               25,000
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               25,000
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     25,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than 0.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                            -------------------------
CUSIP No. 292052 10 7                   13D               Page 3 of 18 pages
---------------------------                            -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     BKB, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     NEW YORK
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               25,000
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               25,000
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     25,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than 0.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                            -------------------------
CUSIP No. 292052 10 7                   13D               Page 4 of 18 pages
---------------------------                            -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     ROBERT A. BERMAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States of America
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   4,548,309
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               25,000
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               4,548,309
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               25,000
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     4,548,309
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     17.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                            -------------------------
CUSIP No. 292052 10 7                   13D               Page 5 of 18 pages
---------------------------                            -------------------------

       The following  constitutes  Amendment  No. 5  ("Amendment  No. 5") to the
Schedule 13D filed by the undersigned.  This Amendment No. 5 amends the Schedule
13D as specifically set forth.

       Item 5(a) is hereby amended and restated as follows:

       (a) Robert A. Berman  beneficially owns 4,573,309 shares of common stock, constituting  approximately  17.4% of Empire Resorts,  Inc.'s outstanding common stock (based on 26,075,242  outstanding shares of Empire Resorts,  Inc.'s common stock, as reported in Empire  Resorts,  Inc.'s  Quarterly  Report on Form 10-QSB
filed with the Securities and Exchange  Commission on November 15, 2004). Robert
A. Berman's total number of shares beneficially owned by him is comprised of (i)
3,205,018  shares of common  stock  owned  directly  by Robert A.  Berman,  (ii)
options that are  currently  exercisable  into 281,689  shares of common  stock,
(iii) 1,061,602 shares of common stock held directly by Avon Road Partners,  LP, with respect to which Mr.  Berman is its general  partner and (iv) 25,000 shares of common stock held directly by Watertone Holdings, L.P., with respect to which
BKB,  LLC is its general  partner.  Robert A.  Berman  owns 82% of BKB,  LLC and serves as its managing member.

       Watertone  Holdings,  L.P.  directly  owns 25,000 shares of common stock, constituting less than 0.1% of Empire Resorts, Inc.'s outstanding common stock.

       BKB, LLC  beneficially  owns 25,000 shares of common stock,  constituting less than 0.1% of Empire Resorts,  Inc.'s  outstanding  common stock. BKB, LLC's total  number  of shares  beneficially  owned by it is  comprised  solely of the
25,000 shares of common stock owned directly by Watertone  Holdings,  L.P., with respect to which BKB, LLC is its general partner.

       Item 5(b) is hereby amended and restated as follows:

       (b)  Robert A.  Berman  has the sole  power to vote and to  dispose or to direct the disposition of the 3,205,018 shares of common stock owned directly by
Robert A. Berman and the 281,689  shares of common stock  represented by options that are currently  exercisable by Robert A. Berman. As the sole general partner of Avon Road  Partners,  LP,  Robert A. Berman has the sole power to vote and to dispose or to direct the  disposition  of the  1,061,602  shares of common stock owned directly by Avon Road Partners, LP.

       Watertone  Holdings,  L.P.  holds 25,000 shares of common stock of Empire
Resorts,  Inc. BKB, LLC is the general partner of Watertone  Holdings,  L.P. and
Robert A. Berman holds an 82% controlling interest in BKB, LLC and serves as its managing member. As a result, each Watertone Holdings, L.P., BKB, LLC and Robert
A. Berman has shared  power to vote and shared power to dispose or to direct the disposition of all 25,000 shares of common stock of Empire Resorts, Inc. held by
Watertone Holdings, L.P.

       Item 5(c) is amended to add the following:

       On June 2, 2004, Watertone Holdings, L.P. distributed 4,475,788 shares of common  stock of Empire  Resorts,  Inc. to its  general  and  limited  partners, including BKB, LLC, Robert A. Berman and Avon Road Partners,  LP. Upon receiving its shares of common stock as part of this  distribution,  BKB, LLC  distributed

---------------------------                            -------------------------
CUSIP No. 292052 10 7                   13D               Page 6 of 18 pages
---------------------------                            -------------------------

its shares to its members and Avon Road Partners,  LP distributed  its shares to its general and limited partners,  including Robert A. Berman,  Debbie N. Berman and the Berman  Family Trust.  On June 2, 2004,  Watertone  Holdings,  L.P. also distributed  31,870  shares of common stock of Empire  Resorts,  Inc. to various individuals and entities to satisfy  outstanding  indebtedness and 24,552 shares of common stock of Empire Resorts, Inc. to Paul A. deBary in order to redeem Mr.
deBary's  2.97%  limited  partnership  interest in Watertone  Holdings,  L.P. On
October  6,  2004,  each of Robert A.  Berman,  Debbie N.  Berman and the Berman
Family Trust  transferred  back to Avon Road  Partners,  LP 928,269,  31,833 and
101,500 shares of common stock of Empire Resorts, Inc., respectively,  that each of Robert A. Berman,  Debbie N. Berman and the Berman  Family Trust  received as part of Avon Road Partners, LP's June 2, 2004 distribution.

       Item 5(e) is amended to add the following:

       On June 2, 2004, both Watertone Holdings,  L.P. and BKB, LLC ceased to be the beneficial owners of more than five percent of Empire Resorts, Inc.'s common stock.

       Item 6. is hereby amended and restated as follows:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER

       On November 12, 2004, Robert A. Berman  ("Berman")  entered into a voting agreement (the "Voting  Agreement") with Concord Associates Limited  Partnership
("Concord") and Sullivan Resorts LLC ("Sullivan," and together with Concord, the
"Transferors")  pursuant  to which  Berman  agreed to vote all  shares of common stock of Empire Resorts, Inc. ("Empire") then owned or subsequently acquired, or over which Berman has voting power  (together,  the  "Shares"),  in favor of the adoption of that certain  Letter  Agreement,  dated  November 12, 2004,  between
Empire and the Transferors  (the "Letter  Agreement"),  the  consummation of the
transactions   contemplated   by  the  Letter   Agreement   (the   "Contemplated
Transactions"),  including,  without limitation,  the transfer of certain resort properties  in the  Catskills  to  Empire by the  Transferors  in  exchange  for
18,000,000 shares of Empire's common stock, and any action  reasonably  required in  furtherance  of the  Contemplated  Transactions,  and  against  any  actions inconsistent  with the  foregoing.  Berman  further  agreed  to vote his  Shares against any proposal or offer with respect to (a) (i) a merger,  reorganization, share exchange,  consolidation or similar transaction involving Empire or any of its subsidiaries, (ii) any purchase of an equity interest representing an amount equal to or greater  than a 15% voting or  economic  interest  in Empire and its subsidiaries  taken as a whole or (iii) any  purchase of assets,  securities  or ownership  interests  representing an amount equal to or greater than 15% of the consolidated  assets of Empire and its  subsidiaries  taken as a whole,  (b) any alternative  transaction  involving the acquisition by Empire of hotel,  gaming, recreational or resort properties in the Catskills,  (c) any action or agreement that  would  reasonably  be  expected  to result  in a breach  of any  covenant, representation  or warranty or any other obligation or agreement of Empire under the Letter  Agreement or that would  reasonably  be expected to result in any of the conditions to the obligations of the parties under the Letter  Agreement not being  fulfilled,  and (d) any other matter that would reasonably be expected to prevent,  interfere with or delay consummation of the Contemplated Transactions, including any transaction  that would result in a breach of the Letter Agreement by Empire.

---------------------------                            -------------------------
CUSIP No. 292052 10 7                   13D               Page 7 of 18 pages
---------------------------                            -------------------------

       Subject to certain  exemptions,  Berman  also  agreed that from and after
November  12,  2004  until the  first to occur of (1)  ninety-first  (91st)  day thereafter,  or (2) the record date fixed by Empire for a  stockholders  meeting with respect to the  Contemplated  Transactions,  not to directly or  indirectly sell,  pledge,  encumber,  grant any proxy or enter  into any  voting or similar agreement  with  respect to,  transfer or  otherwise  dispose of  (collectively,
"Transfer"),  or agree or  contract  to  Transfer,  any Shares (or any  interest therein,  including as a trustee or in a similar fiduciary  capacity).  Finally, under the Voting Agreement,  Berman granted the Transferors an irrevocable proxy with respect to the following  matters that may be presented to the stockholders of Empire:  (i) votes or consents  with respect to the Letter  Agreement and the
Contemplated  Transactions;  (ii) votes or  consents  with  respect to any other matter  relating  to the  consummation  of the  Contemplated  Transactions  with respect to which  Berman may be entitled to vote;  (iii) votes or consents  with respect to any action or agreement  that would  reasonably be expected to result in a breach of any covenant,  representation or warranty or any other obligation or agreement of Empire under the Letter  Agreement or that would  reasonably  be expected to result in any of the  conditions to the  obligations  of the parties under the Letter  Agreement  not being  fulfilled;  (iv) votes or consents  with respect to any other  matter  that would  reasonably  be  expected  to  prevent, interfere with or delay consummation of the Contemplated Transactions, including any transaction that would result in a breach of the Letter Agreement by Empire;
(v) votes or consents  relating to any other  material  change in the  corporate structure or business of Empire; (vi) votes or consents in favor and approval of the matters Berman agreed to vote in favor of under the Voting Agreement;  votes or consents  against the matters  Berman agreed to vote against under the Voting
Agreement.

       The Voting  Agreement  shall terminate upon the first to occur of (a) the date of  termination  of the  Letter  Agreement  and (b) the date on  which  the
Contemplated Transactions are consummated.

       The Voting Agreement is filed as Exhibit No. 7 to this Amendment No. 5 to the  Schedule  13D  and is  incorporated  herein  by  reference.  The  foregoing description of the terms and conditions of the Voting Agreement described herein is only a summary of some of the material  provisions of such agreement and does not purport to be complete and does not restate such agreement in its entirety.

Item 7 is hereby amended to add the following exhibit:

     7.   Voting  Agreement,  dated as of November 12, 2004, by and among Robert
          A. Berman, Concord Associates Limited Partnership and Sullivan Resorts
          LLC.

---------------------------                            -------------------------
CUSIP No. 292052 10 7                   13D               Page 8 of 18 pages
---------------------------                            -------------------------

                                   SIGNATURES

       After  reasonable  inquiry and to the best of his  knowledge  and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated:  November 24, 2004              WATERTONE HOLDINGS, L.P.

                                       By: BKB, LLC
                                           General Partner

                                       By: /s/ Robert A. Berman
                                          --------------------------------------
                                          Robert A. Berman
                                          Managing Member

                                       BKB, LLC

                                       By: /s/ Robert A. Berman
                                          --------------------------------------
                                          Robert A. Berman
                                          Managing Member

                                        /s/ Robert A. Berman
                                       -----------------------------------------
                                       ROBERT A. BERMAN

---------------------------                            -------------------------
CUSIP No. 292052 10 7                   13D               Page 9 of 18 pages
---------------------------                            -------------------------

                                                                       Exhibit 7

                                VOTING AGREEMENT

       VOTING  AGREEMENT (this  "AGREEMENT"),  dated as of November 12, 2004, by
and  among  Robert  A.  Berman   ("STOCKHOLDER"),   Concord  Associates  Limited
Partnership  ("CONCORD")  and Sullivan  Resorts LLC  ("SULLIVAN,"  together with
Concord  and their  respective  affiliates  that own or lease any portion of the
Resort Properties, "TRANSFERORS").

       WHEREAS, simultaneously with the execution hereof, Empire and Transferors are entering into a Letter  Agreement (as amended or  supplemented  from time to time, the "LETTER  AGREEMENT"),  pursuant to which,  among other things,  Empire shall acquire the Resort Properties from Transferors (the "TRANSFER") and Empire shall issue the Purchase Shares to Transferors, in accordance with the terms and conditions set forth in the Letter Agreement and in the Additional Agreements to
be entered into pursuant to the Letter Agreement (capitalized terms used without definition  herein shall have the meanings  ascribed to such terms in the Letter
Agreement);

       WHEREAS,  as of the date hereof,  Stockholder  owns,  beneficially and of record,  the outstanding common stock, par value $0.01 per share, of Empire (the
"COMMON  STOCK") set forth on Exhibit A hereto  (such shares of Common Stock and any additional  shares of Common Stock and any other voting securities of Empire owned in the future by Stockholder being herein referred to as the "SHARES");

       WHEREAS, the Board of Directors of Empire have, prior to the execution of this Agreement, duly and validly approved, among other things, the execution and delivery of this Agreement and the Letter  Agreement (and, when and if executed,
the  Additional   Agreements),   and  the   consummation  of  the   transactions
contemplated by the Letter Agreement (and, when and if executed,  the Additional
Agreements),  including the Transfer and the  governance  arrange-ments  for the initial board of directors of Empire (the "CONTEMPLATED TRANSACTIONS"), and such approval has not been withdrawn;

       WHEREAS, approval of the Letter Agreement (and, when and if executed, the
Additional   Agreements)   and  the   Contemplated   Transactions   by  Empire's
stockholders is a condition to the Closing; and

       WHEREAS,  in  consideration  of Transferors'  agreement to enter into the
Letter  Agreement  (and,  when  and if  executed,  the  Additional  Agreements),
Stockholder,  among other things,  (i) agrees to vote the Shares in favor of the
Letter Agreement (and, when and if executed,  the Additional Agreements) and the
Contemplated  Transactions,  including the Transfer  (subject to the irrevocable proxy  provided  for  in  Section  3  hereof  (the  "PROXY")),  (ii)  grants  to
Transferors  the Proxy covering the Shares to vote in favor of or consent to the
Letter Agreement (and, when and if executed,  the Additional Agreements) and the
Contemplated  Transactions,  including  the  Transfer,  and  agrees to grant any necessary  consents,  all in  accordance  with  the  terms  set  forth  in  this
Agreement.

       NOW THEREFORE, in consideration of the foregoing and the mutual covenants and  agreements  set forth  herein,  the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

---------------------------                            -------------------------
CUSIP No. 292052 10 7                   13D               Page 10 of 18 pages
---------------------------                            -------------------------

       SECTION 1.  AGREEMENT  TO VOTE.  (a) From and after the date hereof until the Termination Date (as defined in Section 1(b)),  Stockholder hereby agrees to attend the Stockholders  Meeting (or any other meeting of stockholders of Empire at which the matters  contemplated  by the Letter  Agreement  (and,  when and if executed,  the Additional Agreements) or this Agreement are to be presented to a vote of stockholders of Empire), in person or by proxy, and to vote (or cause to be voted) the Shares for  approval and  adoption of the Letter  Agreement  (and,
when  and  if  executed,   the  Additional   Agreements)  and  the  Contemplated
Transactions and any related action reasonably required in furtherance  thereof, and against any action inconsistent  therewith,  such agreement to vote to apply also to any adjournment or adjournments or postponement or  postponements of the
Stockholders  Meeting of Empire (or any such other meeting).  Stockholder hereby further agrees that until the Termination Date,  Stockholder shall, from time to time, in connection with any solicitation  for a written  consent,  including to call a Stockholders  Meeting relating to the Contemplated  Transactions,  timely execute and deliver (or cause to be timely  executed  and  delivered)  a written consent with respect to the Shares in favor of the approval of the  Contemplated
Transactions and any action required in furtherance thereof.

       (b)  From  and  after  the  date  hereof  until  the  Termination   Date,
Stockholder  hereby agrees to vote (or cause to be voted) the Shares against (i)
any  Acquisition   Proposal  and  any  related  action  reasonably  required  in furtherance thereof, (ii) any alternative  transaction involving the acquisition by Empire of hotel,  gaming,  recreational or resort properties in the Catskills
(an  "ALTERNATIVE  TRANSACTION"),  (iii) any  action  or  agreement  that  would reasonably be expected to result in a breach of any covenant,  representation or warranty  or any  other  obligation  or  agreement  of Empire  under the  Letter
Agreement (and, when and if executed,  the Additional  Agreements) or that would reasonably be expected to result in any of the conditions to the  obligations of the  parties  under  the  Letter  Agreement  (and,  when  and if  executed,  the
Additional Agreements) not being fulfilled, and (iv) any other matter that would reasonably be expected to prevent,  interfere with or delay  consummation of the
Contemplated  Transactions,  including  any  transaction  that would result in a breach of the  Letter  Agreement  (and,  when and if  executed,  the  Additional
Agreements) by Empire, including,  without limitation,  any motion to adjourn or postpone a meeting of the stockholders in which any matters  contemplated by the
Letter Agreement (and, when and if executed,  the Additional Agreements) or this
Agreement are to be presented to a vote of the  stockholders of Empire to a date that is later than July 31, 2005, in each case,  at any meeting of  stockholders of Empire  (including any  adjournments or postponements  thereof).  Stockholder further  agrees  that,  until  the  Termination  Date,  in  connection  with any solicitation for a unanimous written consent relating to an Acquisition Proposal or an Alternative  Transaction or any other action described in clauses (iii) or
(iv) above,  Stockholder  will timely execute and deliver (or cause to be timely executed and delivered) a written consent with respect to the Shares against any such  Acquisition  Proposal  or  Alternative  Transaction  or  other  action  as contemplated by the immediately  preceding  sentence.  For purposes hereof,  the term  "TERMINATION  DATE"  shall  mean  the  first  to  occur of (a) the date of termination of the Letter  Agreement  and, when and if executed,  the Additional
Agreements in accordance with their respective  terms prior to the Closing,  and
(b) the date on which the Contemplated  Transactions  are  consummated.  For the avoidance  of doubt,  the  Termination  Date shall be deemed not to occur in the event  that  the  Letter  Agreement  is  terminated  pursuant  to the  terms  of
Additional  Agreements,  if any,  upon the  execution  and  delivery of any such
Additional Agreements.

---------------------------                            -------------------------
CUSIP No. 292052 10 7                   13D               Page 11 of 18 pages
---------------------------                            -------------------------

       (c) The voting agreements  contained in this Section 1 shall apply to any
Shares which  Stockholder  has the power to vote (or direct the voting of) as of any record date fixed by Empire for a  Stockholders  Meeting with respect to the
Contemplated  Transactions,   other  than  any  Exempt  Shares  disposed  of  in
accordance with the volume restrictions set forth in Section 2.

       (d) Stockholder agrees to cooperate  reasonably with Empire and the other parties  hereto  in  connection  with the  Letter  Agreement  (and,  when and if executed,  the Additional  Agreements) and the  consummation of the Contemplated
Transactions, including without limitation, using its reasonable best efforts in its capacity as a stockholder  to cause the initial Empire board of directors to be as set forth in  Section 5 of the  Letter  Agreement  and the  corre-sponding provisions of the Additional Agreements, effective as of such date.

       SECTION 2.  DISPOSITION  OF SHARES.  From and after the date hereof until the first to occur of (1) ninety-first  (91st) day after the date hereof, or (2)
the record date fixed by Empire for a  Stockholders  Meeting with respect to the
Contemplated   Transactions  (such  period,  the  "FULL  RESTRICTION   PERIOD"),
Stockholder hereby agrees that Stockholder will not directly or indirectly sell, pledge,  encumber, grant any proxy or enter into any voting or similar agreement with respect to, transfer or otherwise dispose of (collectively, "TRANSFER"), or agree or contract to Transfer, any Shares (or any interest therein, including as a trustee or in a similar fiduciary  capacity) with respect to which Stockholder directly or indirectly controls the right to Transfer. From and after the end of the Full  Restriction  Period  until  the  record  date  fixed by  Empire  for a
Stockholders Meeting with respect to the Contemplated Transactions,  Stockholder hereby  agrees that  Stockholder  will not directly or indirectly  Transfer,  or agree or  contract to  Transfer,  a number of Shares (or any  interest  therein, including as a trustee or in a similar fiduciary capacity) with respect to which
Stockholder  directly or indirectly  controls the right to Transfer greater than one percent (1%) of the issued and outstanding  shares of Common Stock of Empire in any 90 consecutive day period (such Shares,  the "EXEMPT  SHARES");  provided that following the Full Restriction Period, no Transfer (other than the Transfer of Exempt  Shares) shall be permitted or effective  unless the  transferee  (and each  subsequent  transferee)  agrees  (in a  manner  reasonably  acceptable  to
Transferors)  to be bound in writing to the terms of this Agreement  (including, without limitation, voting provisions and transfer restrictions) with respect to the Shares so transferred as if it were the initial Stockholder  hereunder,  and such Transfer  would not invalidate any of  Stockholder's  or such  transferee's voting power or prevent  Stockholder or such  transferee  from  fulfilling  such obligations.  Notwithstanding  anything  in  this  Section  2 to  the  contrary,
Stockholder  shall be entitled to Transfer  Shares solely for purposes of estate planning for the benefit of such Stockholder's spouse,  children,  grandchildren
or  other  living   descendants,   if  such  transferees  (and  each  subsequent
transferee) agree (in a manner reasonably acceptable to Transferors) to be bound in writing to the terms of this  Agreement  (including  without  limitation  the voting provisions and transfer  restrictions  hereof) with respect to the Shares so transferred as if such transferee were the initial Stockholder hereunder,  if such Transfer  would not invalidate any of  Stockholder's  or such  transferee's voting power or prevent  Stockholder or such  transferee  from  fulfilling  such obligations,  and if Transferors are reasonably satisfied that such Transfers do not  interfere  with the  enforceability  of the  provisions  of this  Agreement
(including  without  limitation the voting provisions and transfer  restrictions hereof) or result in a reduction in the number of Shares that would otherwise be subject to such provisions. Any Transfer of Shares not permitted hereby shall be null and void.

---------------------------                            -------------------------
CUSIP No. 292052 10 7                   13D               Page 12 of 18 pages
---------------------------                            -------------------------

       SECTION 3. PROXY WITH RESPECT TO SHARES.  Stockholder  hereby irrevocably appoints Transferors as its attorney and proxy, with full power of substitution, to vote or to act by consent in such  manner as such  attorney  and proxy or its substitute  shall, in its sole discretion,  deem proper,  and otherwise act with respect to all of the Shares  which it is entitled to vote at any meeting of the stockholders (whether annual or special and whether or not an adjourned meeting)
of Empire or to act by consent  with respect to any action;  PROVIDED,  HOWEVER, that  Stockholder  grants a proxy  hereunder  only with respect to the following matters  that may be presented to the  stockholders  of Empire (the  "DESIGNATED
MATTERS"): (i) votes or consents with respect to the Letter Agreement (and, when and if executed, the Additional  Agreements) and the Contemplated  Transactions,
including the Transfer;  (ii) votes or consents with respect to any other matter relating to the  consummation of the Contemplated  Transactions  with respect to which  Stockholder may be entitled to vote; (iii) votes or consents with respect to any action or  agreement  that would  reasonably  be  expected to result in a breach of any covenant,  representation  or warranty or any other  obligation or agreement of Empire under the Letter  Agreement (and, when and if executed,  the
Additional  Agreements) or that would reasonably be expected to result in any of the  conditions to the  obligations  of the parties  under the Letter  Agreement
(and, when and if executed, the Additional Agreements) not being fulfilled; (iv)
votes or consents  with  respect to any other  matter that would  reasonably  be expected to prevent,  interfere with or delay  consummation of the  Contemplated
Transactions,  including  any  transaction  that would result in a breach of the
Letter  Agreement  (and,  when and if executed,  the  Additional  Agreements) by
Empire,  including,  but not limited to, (a) any  reorganization  or liquidation involving Empire, (b) any change in the board of directors of Empire,  except as otherwise agreed to in writing by Transferors, or (c) any material change in the present  capitalization  of Empire;  (v) votes or consents relating to any other material change in the corporate  structure or business of Empire; (vi) votes or consents in favor and approval of the matters  Stockholder has agreed to vote in favor of in Section 1(a) hereof; and (vii) votes or consents against the matters
Stockholder  has agreed to vote against in Section  1(b)  hereof.  This proxy is irrevocable,  is  coupled  with an  interest  sufficient  in law to  support  an irrevocable  proxy and is granted in  consideration  of and as an  inducement to cause  Transferors  to enter into the  transactions  contemplated  by the Letter
Agreement (and,  when and if executed,  the Additional  Agreements).  This proxy shall revoke any other proxy granted by  Stockholder at any time with respect to the Shares and no subsequent  proxies will be given by Stockholder  with respect to the Shares while the Proxy is in effect.  In addition,  if  subsequent to the date hereof  Stockholder  is entitled to vote the Shares or act by consent  with respect to the Shares for any  purpose,  it shall take all actions  necessary to vote,  or act by consent  with respect to, the Shares  pursuant to  instructions received  from  Transferors;  PROVIDED,  HOWEVER,  that the  provisions  of this sentence shall only apply to the Designated  Matters.  This proxy shall apply to any Shares which  Stockholder has the power to vote (or direct the voting of) as of any record date fixed by Empire for a  Stockholders  Meeting  with respect to the  Contemplated  Transactions,  other than any Exempt  Shares  disposed  of in accordance with the volume restrictions set forth in Section 2.

       SECTION 4.  ACQUISITION  PROPOSALS.  (a) Without  limiting  Stockholder's other  obligations under this Agreement,  Stockholder  agrees that it shall not, and shall cause its representatives  (including any investment banker, attorney
or  accountant  retained  by  it)   ("REPRESENTATIVES")  not  to,  directly  or
indirectly,  initiate or solicit any  inquiries or the making of any proposal or offer with respect to an Acquisition  Proposal.  Stockholder further agrees that it  shall  not,  and  shall  cause  its  Representatives  not  to,  directly  or indirectly,  engage in any negotiations concerning,  or provide any confidential

---------------------------                            -------------------------
CUSIP No. 292052 10 7                   13D               Page 13 of 18 pages
---------------------------                            -------------------------

information  or data to,  or have any  discussions  with,  any  person or entity relating to an Acquisition Proposal. Stockholder agrees that it will immediately cease  and  cause to be  terminated  any  existing  activities,  discussions  or negotiations with any person or entity conducted  heretofore with respect to any
Acquisition  Proposal.  Stockholder agrees that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence of this  Section of the  obligations  undertaken  in this  Section.  Stockholder agrees  that it will notify  Transferors  promptly,  but in any event  within 48 hours if any such  inquiries,  propos-als  or offers are  received  by, any such information  is requested  from, or any such  discussions  or  negotiations  are sought to be  initiated  or  continued  with,  it or any of its  Representatives indicat-ing,  in connection with such notice,  the name of such person or entity and the material  terms and conditions of any proposals or offers and thereafter shall keep Transferors informed on a current basis, and, in any event, within 48 hours of any  changes in the status and terms of any such  proposals  or offers, including whether any such proposal has been withdrawn or rejected.

       (b) From and  after  the date  hereof  until the  Termination  Date,  (i)
Stockholder  shall work  exclusively  with  Transferors  in connection  with any transaction  involving  the direct or indirect  acquisition  by Empire of hotel, gaming or resort properties in the Catskills ("CATSKILLS ACQUISITION"), and (ii)
Stockholder shall not solicit, contact or engage in discussions or  negotiations with any third party  (other than  Transferors)  with  respect to any  Catskills
Acquisition.

       (c) Notwithstanding the foregoing,  nothing in this Section 4 shall limit or in any way affect the rights or  obligations  of Stockholder as a director or officer of Empire or of Empire's Board of Directors.

       SECTION 5. FURTHER ASSURANCES.  Each party shall execute and deliver such ad-ditional  instruments and other documents and shall take such further actions as may be reasona-bly  necessary or  appropriate  to  effectuate,  carry out and comply with all of their obligations under this Agreement.  Without limiting the generality of the foregoing,  prior to the Termination  Date none of the parties hereto  shall  enter into any  agreement  or  arrangement  (or  alter,  amend or terminate any existing  agreement or  arrangement)  or take any other action (or fail to take any other  action) if such  action (or  failure)  would  materially impair the ability of any party to effectuate,  carry out or comply with all the terms of this  Agreement.  Stockholder  agrees  to (and to  cause  Stockholder's
affiliates  and  associates  to)  cooperate  with  Empire  and   Transferors  in
connection  with any  filings  required to be made by Empire or  Transferors  in connection with this Agreement, the Letter Agreement (and, when and if executed, the Additional Agreements) or the Contemplated Transactions.

       SECTION 6. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER. (a) Stockholder
represents and warrants to  Transferors,  as follows:  Stockholder has the power and  authority to execute and deliver this  Agreement.  This  Agreement has been duly executed and delivered by Stockholder. This Agreement constitutes the valid and binding  agreement of Stockholder  enforceable in accordance with its terms.
Stockholder has the full power and authority to vote, or execute a consent, with respect to, all of the Shares as contemplated  hereby.  The securities of Empire described in Exhibit A attached are the only securities of Empire lawfully owned by Stockholder,  and over which Stockholder has the power to vote (or direct the voting).

---------------------------                            -------------------------
CUSIP No. 292052 10 7                   13D               Page 14 of 18 pages
---------------------------                            -------------------------

       (b)  Stockholder  hereby  represents  and  warrants  to  Transferors,  as follows:  Stockholder has good, valid and marketable  title to the Shares,  free and clear of all liens, encumbrances, restrictions, options, warrants, rights to purchase and claims of every kind (other than the  encumbrances  created by this
Agreement), and has the power to vote (including by an irrevocable power to vote or execute a consent) such Shares.  The execution,  delivery and  performance by
Stockholder  of and under this  Agreement  does not violate or breach or require any consent or approval under any law or any contract, instrument,  agreement or arrangement to which Stockholder is a party or by which Stockholder is bound.

       SECTION 7. NO  ENCUMBRANCES.  Except as  expressly  contemplated  by this
Agreement,  Stockholder's  Shares and the certificates  representing such Shares are now, and at all times  during the term hereof will be, held by  Stockholder, or by a nominee or custodian for the benefit of  Stockholder,  free and clear of all liens,  claims,  security interests,  proxies,  voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever,  except for any such encumbrances or proxies arising hereunder.

       SECTION  8.   EFFECTIVENESS.   It  is  a  condition   precedent   to  the
effectiveness  of this Agreement that the Letter  Agreement shall have been duly executed and delivered by the parties thereto.

       SECTION 9. MISCELLANEOUS.

       (a) NOTICES, ETC. All notices,  requests, demands or other communications re-quired by or otherwise with respect to this Agreement shall be in writing and shall be deemed to have been duly given to any party when  delivered  personally
(by courier  service or otherwise),  when delivered by telecopy and confirmed by return  telecopy,  or one  day  after  being  mailed  by  courier  service  that guarantees  overnight  delivery,  in each case to the  applicable  addresses set forth below:

       If to Stockholder, to its address as set forth in the records of Empire

       If to Transferors:      Concord Associates Limited Partnership
                               115 Stevens Avenue
                               New York, New York 10595
                               Attn: Louis R. Cappelli

       With a copy to:         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                               New York, New York 10019
                               Attn.:  Stephen Gellman

       or to such other address as such party shall have designated by notice so given to each other party.

       (b) AMENDMENTS, WAIVERS, ETC. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated except by an instrument in writing signed by each of the parties hereto.

---------------------------                            -------------------------
CUSIP No. 292052 10 7                   13D               Page 15 of 18 pages
---------------------------                            -------------------------

       (c)  SUCCESSORS  AND ASSIGNS.  This  Agreement  shall be binding upon and shall  inure to the  benefit  of and be  enforceable  by the  parties  and their respective  successors and assigns,  including without limitation in the case of
Stockholder,  any trustee,  executor,  heir, legatee or personal  representative succeeding to the ownership of (or power to vote) Stockholder's  Shares or other securities  subject  to this  Agreement  (including  as a result  of the  death, disability or incapacity of Stockholder).

       (d) ENTIRE AGREEMENT.  This Agreement (together with the Letter Agreement
(and,  when and if executed,  the  Additional  Agreements))  embodies the entire agreement and  understanding  among the parties  relating to the subject  matter hereof and supersedes all prior agreements and  understandings  relating to such subject  matter.  There are no  representations,  warranties or covenants by the parties hereto  relating to such subject  matter other than those  expressly set forth in this Agreement and the Letter Agreement (and, when and if executed, the
Additional Agreements).

       (e)  SEVERABILITY.  If any  term of  this  Agreement  or the  application thereof to any party or circumstance  shall be held invalid or  unenforceable to any extent,  the remainder of this Agreement and the application of such term to the other parties or  circumstances  shall not be affected  thereby and shall be enforced to the greatest extent  permitted by applicable  law,  provided that in such event the parties  shall  negotiate in good faith in an attempt to agree to another  provision  (in lieu of the term or  application  held to be  invalid or unenforceable)  that  will be  valid  and  enforceable  and will  carry  out the parties' intentions hereunder.

       (f) SPECIFIC PERFORMANCE.  The parties acknowledge that money damages are not an adequate  remedy for violations of this Agreement and that any party may, in its sole discre-tion, apply to a court of competent jurisdiction for specific performance  or  injunctive or such other relief as such court may deem just and proper in order to enforce this  Agreement or prevent any violation  hereof and, to the extent  permitted by  applicable  law, each party waives any objection to the imposition of such relief.

       (g) REMEDIES CUMULATIVE.  All rights,  powers and remedies provided under this  Agreement  or otherwise  available  in respect  hereof at law or in equity shall be cumulative  and not  alternative,  and the exercise or beginning of the exercise of any  thereof by any party shall not  preclude  the  simultaneous  or later exercise of any other such right, power or remedy by such party.

       (h) NO WAIVER.  The failure of any party  hereto to  exercise  any right, power or remedy provided under this Agreement or otherwise  available in respect hereof at law or in equity,  or to insist  upon  compliance  by any other  party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof,  shall not  constitute a waiver by such party of its right to exercise any such or other  right,  power or remedy or to demand such compliance.

       (i) NO THIRD PARTY  BENEFICIARIES.  This  Agreement is not intended to be for the  benefit of and shall not be  enforceable  by any Person who or which is not a party hereto.

---------------------------                            -------------------------
CUSIP No. 292052 10 7                   13D               Page 16 of 18 pages
---------------------------                            -------------------------

       (j) JURISDICTION;  WAIVER OF TRIAL BY JURY. Each party hereby irrevocably submits to the exclusive  jurisdiction  of any court of the State of New York or the United  States  District  Court for the  District of New York in any action, suit or proceeding  arising in connection with this  Agreement,  and agrees that any such  action,  suit or  proceeding  shall be brought only in such court (and waives any objection  based on forum non  conveniens  or any other  objection to venue therein);  provided,  however, that such consent to jurisdiction is solely for the purpose  referred to in this paragraph (j) and shall not be deemed to be a general  submission to the  jurisdiction of said courts or in the State of New
York other than for such purposes.  Each party hereto hereby waives any right to a trial by jury in connection with any such action, suit or proceeding.

       (k) GOVERNING  LAW. This  Agreement and all disputes  hereunder  shall be governed by and construed and enforced in accordance  with the laws of the State of Delaware.

       (l) NAME,  CAPTIONS,  GENDER. The name assigned to this Agreement and the section captions used herein are for convenience of reference only and shall not affect the  interpretation  or  construction  hereof.  Whenever  the context may require,  any pronoun used herein  shall  include the  corresponding  masculine, feminine or neuter forms.

       (m)  COUNTERPARTS.  This  Agreement  may be  executed  in any  number  of counterparts,  each of which shall be deemed to be an original, but all of which together shall  constitute one  instrument.  Each  counterpart  may consist of a number of copies each signed by less than all, but  together  signed by all, the parties hereto.

       (n)  EXPENSES.  Stockholder  shall  bear  its own  expenses  incurred  in connection  with this  Agreement  and the  Letter  Agreement  (and,  when and if executed,  the Additional  Agreements) and the transactions  contemplated hereby and thereby.

---------------------------                            -------------------------
CUSIP No. 292052 10 7                   13D               Page 17 of 18 pages
---------------------------                            -------------------------

       IN WITNESS  WHEREOF,  the parties have duly executed this Agreement as of the date first above written.

                                       STOCKHOLDER

                                       /s/ Robert A. Berman
                                       -----------------------------------------
                                       Name: Robert A. Berman

                                       CONCORD ASSOCIATES LIMITED
                                       PARTNERSHIP
                                       By: Convention Hotels, Inc.,
                                           its General Partner

                                       By: /s/ Louis R. Capelli
                                          --------------------------------------
                                          Name:   Louis R. Capelli
                                          Title:  President

                                       SULLIVAN RESORTS, LLC
                                       By: Catskill Resort Group, LLC
                                           as Managing Member
                                       By: Cappelli Resorts LLC,
                                           as Managing Member

                                       By: /s/ Louis R. Capelli
                                          --------------------------------------
                                          Louis R. Cappelli, Managing Member

                                       By:  Melville-Catskill, LLC,
                                            as Managing Member
                                       By:  Reckson Strategic Venture Partners,
                                            LLC, as Managing Member

                                       By: /s/ Scott Rechler
                                          --------------------------------------
                                          Scott Rechler, Authorized Signatory

                      [Signature Page of Voting Agreement]

---------------------------                            -------------------------
CUSIP No. 292052 10 7                   13D               Page 18 of 18 pages
---------------------------                            -------------------------

                                    EXHIBIT A

                     VOTING SECURITIES OWNED BY STOCKHOLDER

                  NUMBER OF SHARES OF EMPIRE VOTING SECURITIES
                  --------------------------------------------

                                    4,573,309